EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2011	2010	2009	2008	2007
Income (loss) from operations before income taxes	$(13)	$(159)	$(236)	$379	$534
Add (deduct):
Fixed charges	421	444	441	447	515
Capitalized interest	(4)	(3)	(5)	(10)	(10)
Amortization of capitalized interest	7	7	6	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	(4)	1	32	10	(11)
Distributions from equity investments	—	2	1	3	4
Dividends on preferred stock	—	(4)	(9)	(9)	(9)
Issuance costs of redeemed preferred stock	—	(4)	—	—	—

Adjusted earnings	$407	$284	$230	$826	$1,029

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$371	$384	$379	$375	$444
Capitalized interest	4	3	5	10	10
Dividends on preferred stock	—	4	9	9	9
Issuance costs of redeemed preferred stock	—	4	—	—	—
Portion of rents representative of the interest factor	46	49	48	53	52

Total fixed charges and preferred stock dividends	$421	$444	$441	$447	$515

Ratio of earnings to fixed charges and preferred stock dividends				1.8	2.0
Deficiency of earnings to fixed charges and preferred stock dividends	$(14)	$(160)	$(211)	—	—